Exhibit 1

                [LETTERHEAD OF INTERNATIONAL SPECIALTY PRODUCTS]



                                 April 20, 2000


BY HAND AND TELEFAX

Lehman Brothers Inc.
3 World Financial Center, 18th Floor
New York, New York 10285
Attention:  Mr. Gary J. Posternack

                               Re:        Dexter Corporation

Dear Gary:

                     International Specialty Products Inc. ("ISP") is pleased to submit the following proposal to acquire Dexter Corporation ("Dexter"), upon the terms and subject to the conditions set forth in this letter. This letter, together with ISP's enclosed comments to the draft merger agreement prepared by Skadden, Arps, Slate, Meagher & Flom LLP (the "Merger Agreement"), shall constitute ISP's proposal (the "Proposal").

                     The basic terms of the Proposal are as follows:

Price and Form of Consideration
-------------------------------

                     For each issued and outstanding share of common stock of Dexter, ISP will (a) pay $50 per share in cash and (b) issue one Contingent Value Right ("CVR"), having the terms set forth on the Term Sheet attached to this letter.

                     The CVRs are intended to allow Dexter shareholders to participate in the proceeds from a sale by ISP of Dexter's shares of Life Technologies, Inc. at a price in excess of $50 per share. Chase Securities Inc. has advised us that the CVRs would be a source of significant value for Dexter shareholders. We encourage you to call Federico Mennella of Chase Securities Inc., at 212-270-1690, if you have any questions or need any assistance in your valuation of the CVRs.

Financing
---------

                     ISP has received a commitment from The Chase Manhattan Bank ("Chase") to provide senior credit facilities in the aggregate amount of $1,825,000,000 to finance the acquisition of Dexter, refinance certain existing indebtedness of ISP's subsidiaries, Dexter and its subsidiaries, and to provide working capital for the combined companies following the acquisition. A copy of


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Mr. Gary J. Posternack
Lehman Brothers
April 20, 2000
Page 2


the commitment letter from Chase, as amended, is enclosed. If you have any questions regarding the financing, please call Christopher Iannaccone of Chase, at 212-270-9802.

Merger Agreement
----------------

                     We submit with this letter our comments to the Merger Agreement. Our Proposal contemplates that Dexter will continue to hold approximately 75% of the outstanding shares of Life Technologies. ISP does not propose to enter into a separate merger agreement with respect to Life Technologies.

Due Diligence
-------------

                     ISP's Proposal is not conditioned on further due diligence.

Contacts
--------

                     Questions regarding the Proposal or the Merger Agreement should be addressed to:

                     Stephen E. Jacobs, Esq.
                     Weil, Gotshal & Manges LLP
                     767 Fifth Avenue
                     New York, New York 10153-0119

                     Office Telephone:    212-310-8320
                     Office Facsimile:    212-735-4777
                     Home Telephone:      212-628-2489
                                          914-273-2507

Conditions
----------

                     The Proposal has been approved by our Board of Directors and is not subject to ISP stockholder approval. However, our Proposal is subject to our satisfaction with the contents of the schedules to the Merger Agreement, which have not been provided to us to date. ISP does not anticipate any regulatory issues relating to the acquisition of Dexter by ISP that will affect ISP's ability to consummate the acquisition of Dexter in a timely fashion.

                     Neither ISP nor any affiliate thereof will be deemed to have any liability or obligation whatsoever relating to the transaction described herein by virtue of this letter or any written or oral expression with respect to such a transaction by any of its directors, officers, employees or agents unless and until a definitive Merger Agreement,

Mr. Gary J. Posternack
Lehman Brothers
April 20, 2000
Page 3


in form satisfactory to ISP, has been executed by ISP and Dexter.
Notwithstanding anything to the contrary contained in your April 12 letter, ISP does not waive any claims or rights to which it may be entitled by virtue of submitting this Proposal.

Expiration of Proposal
----------------------

                     Our Proposal will expire on Monday, April 24, 2000, unless Dexter has commenced substantive negotiations with us before that time.

                     We welcome the opportunity to discuss with you all aspects of our Proposal. Accordingly, please feel free to call Stephen Jacobs, of Weil, Gotshal & Manges, to discuss the Proposal or any related matters.



                                                    Very truly yours,

                                                    /s/ Samuel J. Heyman
                                                    ----------------------------
                                                    Samuel J. Heyman



                                                    /s/ Sunil Kumar
                                                    ----------------------------
                                                    Sunil Kumar


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                      INTERNATIONAL SPECIALTY PRODUCTS INC.

                             CONTINGENT VALUE RIGHTS

                                   TERM SHEET

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Issuer                     International Specialty Products Inc. ("ISP")

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 Security                  Contingent Value Rights ("CVRs"), which would entitle
                           each former Dexter shareholder to participate in the proceeds above $50 per share from a sale by ISP of Dexter's 18,815,000 shares of common stock of Life Technologies, Inc. (the "Majority Life Technologies Shares") prior to September 30, 2001.

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Terms of Issuance          On the date that ISP and Dexter enter into a
                           definitive merger agreement, ISP would commit to issue, subject to the terms and conditions contained in the merger agreement, a total number of CVRs equal to one (1) CVR for each share of Common Stock of Dexter Corporation ("Dexter") issued and outstanding on that date or reserved for issuance upon the exercise of an outstanding option, whether or not then vested. CVRs would be issued (i) upon ISP's acceptance of tendered Dexter shares for payment and
                           (ii) in connection with payment of the "back end" merger consideration to holders of untendered Dexter shares and unexercised Dexter options. The CVRs would be certificated.

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Term of CVRs               The CVRs would have a term (the "Term") commencing on
                           the date of issuance (the "Original Issuance Date") and expiring on the earlier of (i) September 30, 2001 and (ii) the date on which ISP has sold or otherwise disposed of all of the Majority Life Technologies Shares; provided, that if ISP has entered into a definitive agreement providing for a sale or other disposition of the Majority Life Technologies shares on or prior to September 30, 2001, the Term shall be extended, if necessary, past September 30, 2001 until the earlier of the date on which ISP has consummated the sale of the Majority Life Technologies Shares pursuant to such agreement, or the date on which such agreement is terminated.

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Registration and Listing   The CVRs would be registered under the Securities
                           Act, and ISP would use its reasonable best efforts to cause the CVRs to be listed on the NASDAQ or a different securities exchange.

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Trustee                    A trustee or rights agent would be appointed for the
                           purpose of making payments to, and otherwise acting on behalf of, the holders of CVRs.

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Contingent Payment         Each CVR would entitle the holder to receive a
                           payment (the "Contingent Payment") in the event that one or more Disposition(s) (as defined below) of the Majority Life Technologies Shares is consummated pursuant to a definitive agreement executed during the Term. The Contingent Payment, if any, would be made within 20 business days following the expiration of the Term.

                           The Contingent Payment would be in an amount equal to a quotient, the numerator of which is the Extra Proceeds (as defined below) and the denominator of which is the total number of CVRs that have been issued. The Contingent Payment would be made in cash; provided, however, that if securities are received by ISP as proceeds for a Disposition, ISP, at its sole election, may make the related portion of the Contingent Payment using such securities.

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Extra Proceeds             The "Extra Proceeds" shall be an aggregate amount,
                           equal to the sum, for each share included in the Disposition of the Majority Life Technologies Shares consummated pursuant to a definitive agreement executed on or prior to September 30, 2001, of (i) 10% of the Net Proceeds Per Share (as defined below) in excess of $50 and up to $55 per share, (ii) 25% of the Net Proceeds Per Share in excess of $55 and up to $65 per share and (iii) 50% of the Net Proceeds Per Share in excess of $65 per share. Extra Proceeds would be determined by ISP by aggregating all Disposition(s) that have been consummated pursuant to a definitive agreement executed on or prior to September 30, 2001.

                           "Net Proceeds" from each Disposition shall mean the gross amount realized by ISP from such Disposition, less the sum of all out-of-pocket fees, costs and expenses incurred by ISP and its affiliates in connection with such Disposition (including, without limitation, legal and financial advisory fees). The value of any non-cash proceeds would be determined by

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                           an independent nationally recognized
                           investment-banking firm. "Net Proceeds Per Share" from each Disposition shall mean the Net Proceeds of such Disposition divided by the number of Majority Life Technologies Shares sold or otherwise transferred in such Disposition.

                           For example, if 8 million Majority Life Technologies shares were sold by ISP in a Disposition pursuant to a definitive agreement executed on or prior to September 30, 2001 at a price of $75 per share, and ISP incurred related transaction expenses of $2 million, the Extra Proceeds attributable to such Disposition would be computed as follows:

                           o Gross Amount Realized  = $600 million
                           o Net Proceeds           = $598 million
                           o Net Proceeds Per Share = $74.75 (i.e. $598 million
                             divided by 8 million)

                           With Net Proceeds Per Share of $74.75, CVRs would entitle the holders to receive, in the aggregate on account of that Disposition:

                           o 8,000,000 x  5 x .10     =  $4,000,000; plus
                           o 8,000,000 x  10 x .25    =  $20,000,000; plus
                           o 8,000,000 x  9.75 x .50  =  $39,000,000
                                          ----------------------------------
                                          Total          $63,000,000

                           A similar calculation would be made for each Disposition consummated pursuant to a definitive agreement executed on or prior to September 30, 2001. The sum of these calculations would be the "Extra Proceeds".

                           If ISP were to effect a Disposition of all of the Majority Life Technologies Shares pursuant to a definitive agreement(s) executed on or prior to September 30, 2001 for Net Proceeds Per Share of $74, the holders of CVRs would receive aggregate Extra Proceeds of approximately $141,112,500.

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Maximum Extra Proceeds     In no event will the holders of CVRs receive more
                           than $10 per CVR.

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Disposition of the
Life Technologies Shares   A "Disposition" shall mean (i) a merger,
                           consolidation or other business combination involving
                           Life Technologies as a result of which the Majority
                           Life Technologies Shares are directly or indirectly exchanged for cash or non-cash consideration, (ii) a

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                           sale or other transfer, directly or indirectly, of
                           the Majority Life Technologies Shares or (iii) a sale, transfer or other disposition, in one or a series of transactions, of all or substantially all of the assets of Life Technologies.

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Redemption                 The CVRs would not be redeemable by ISP.

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Merger or Sale of ISP      If ISP enters into a merger, consolidation or other
                           business combination, or a sale of all or substantially all of its assets during the Term, it shall make adequate provision for the successor corporation (unless ISP continues to beneficially own all of the Majority Life Technologies Shares following such transaction) to assume all obligations of ISP under the CVRs.

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Pro Rata Inclusion
in Dispositions            If a Disposition involves less than all of the shares
                           of common stock of Life Technologies beneficially owned by ISP, the Majority Life Technologies Shares and the other shares of common stock of Life
                           Technologies beneficially owned by ISP immediately prior to the Original Issuance Date will be included in such Disposition on a pro rata basis.

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